Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on February 3, 2026

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Enlivex Therapeutics Ltd. (the “Company”) to be held on Tuesday, February 3, 2026, at 7:00 p.m. (Israel time), at the offices of the Company at 14 Einstein Street, Ness Ziona, Israel 7403618, for the following purposes:

1.	To approve certain amendments to the Company’s Articles of Association to, among other things: (i) change the Company’s name to “Enlivex Ltd.” or to such other name containing the word “Enlivex” as may be determined by the Company’s management and approved by the Israeli Registrar of Companies; (ii) classify the Board of Directors of the Company (the “Board” or the “Board of Directors”) such that it consists of three classes of directors (excluding external directors) with staggered three-year terms of office; and (iii) approve an increase in the Company’s authorized share capital.

2.	To approve certain amendments to the exemption and indemnification agreement issued by the Company to (a) each of its directors and (b) Mr. Oren Hershkovitz, the Company’s Chief Executive Officer.

3.	To approve the grant of an equity bonus, in the form of restricted share units, to the Company’s Executive Chairman.

4.	To approve a reverse share split of the Company’s ordinary shares at a ratio within a range of not less than 1-for-2 and not more than 1-for-20, and to authorize the Board of Directors to determine the final ratio, to be effective on a date to be determined by the Board within 12 months following the Meeting and announced by the Company, and to amend the Company’s Articles of Association accordingly.

Our Board of Directors recommends that you vote “FOR” each of the foregoing proposals, which are described in the attached proxy statement.

Shareholders of record at the close of business on December 24, 2025 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. The proxy statement and the enclosed proxy card will first be mailed to our shareholders of record on or about December 29, 2025. On or about December 29, 2025, the Company will begin mailing to our beneficial owners (not including holders of shares through a member of the TASE) a Notice of Internet Availability of Proxy Materials (the “Notice”) and will post our proxy materials on the website referenced in the Notice.

Whether or not you plan to attend the Meeting, you are urged to vote your shares: (1) by telephone, (2) through the Internet or (3), if you received printed copies of the proxy materials, by promptly completing, dating and signing the enclosed proxy card and mailing it in the enclosed envelope, which requires no postage if mailed within the United States. However, if you hold shares through a member of the TASE, you must vote in accordance with the TASE procedures described below. For specific instructions on how to vote your shares, please refer to the Notice, the section titled “How You Can Vote” of the proxy statement, the proxy card or the instructions provided by your broker, bank, trustee or nominee, as applicable.

A mailed proxy must be received by our transfer agent or at our registered office in Israel no later than 7:00 p.m. (Israel time) on January 31, 2026, to be validly included in the tally of ordinary shares voted at the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke your proxy or to vote your shares in person at the Meeting.

If you hold shares through a member of the TASE, you may vote your shares (i) in person at the Meeting, by presenting a certificate signed by a member of the TASE that complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000 (an “Ownership Certificate”), confirming ownership of the shares on the Record Date. An Ownership Certificate may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account, (ii) by proxy, by delivering a duly executed proxy card together with a valid Ownership Certificate as of the Record Date, to the Company office’s at 14 Einstein Street, Ness Ziona, Israel 7403618, Attention: Chief Financial Officer, no later than 7:00 p.m. (Israel time) on January 31, 2026, or (iii) electronically via the electronic voting system of the Israel Securities Authority (the “ISA”), after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting (i.e., by no later than 1:00 p.m. Israel time, on February 3, 2026). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

The last date for submitting a request to include a proposal for consideration at the Meeting in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is December 25, 2025.

The presence (in person, by proxy or via the ISA’s electronic voting system) of any two or more shareholders holding, in the aggregate, at least twenty-five percent (25%) of the voting rights of the Company constitutes a quorum for purposes of the Meeting. If such quorum is not present within an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, to the same day, time, and place, without it being necessary to notify our shareholders. At such an adjourned meeting, the presence of any two shareholders (in person or by proxy or via the ISA’s electronic voting system) (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Shareholders may review the full version of the proposed resolutions in the accompanying proxy statement as well as the accompanying proxy card, at www.proxyvote.com as described in the Notice, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il and at the “Investor Relations” portion of our website, which can be found at  www.enlivex.com, and also at the Company’s offices, upon prior notice and during regular working hours (14 Einstein Street, Ness Ziona, Israel 7403618; Tel: +972-8-6380301 (phone)), until the date of the Meeting. The information contained on, or accessible through, the foregoing websites is not incorporated by reference in, and does not form a part of, this notice or the accompanying proxy statement.

By Order of the Board of Directors,

/s/ Shai Novik
Shai Novik
Executive Chairman of the Board of Directors

December 18, 2025

ENLIVEX THERAPEUTICS LTD.

14 Einstein Street,

Ness Ziona 7403618

Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on February 3, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Enlivex Therapeutics Ltd. (“we,” “us,” “our” or the “Company”) to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Tuesday, February 3, 2026, at 7:00 p.m. (Israel time) at the offices of the Company at 14 Einstein Street, Ness Ziona, Israel 7403618.

You are entitled to receive notice of, and vote at, the Meeting if you were a shareholder of record at the close of business on December 24, 2025 (the “Record Date”). Subject to the terms described herein, you are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. See below “How You Can Vote.”

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders of the Company will be asked to consider and vote on the following agenda items: (1) approving certain amendments to the Company’s Articles of Association, including, among other things: (i) changing the Company’s name to “Enlivex Ltd.” or to such other name containing the word “Enlivex” as may be determined by the Company’s management and approved by the Israeli Registrar of Companies; (ii) classifying the Board of Directors of the Company (the “Board” or the “Board of Directors”) such that is consists of three classes of directors (excluding external directors) with staggered three-year terms of office (the “Classified Board”); and (iii) approving an increase in the Company’s authorized share capital; (2) the approval of certain amendments to the exemption and indemnification agreement issued by the Company to (a) each of its directors and (b) Mr. Oren Hershkovitz, the Company’s Chief Executive Officer; (3) the approval of the grant of an equity bonus, in the form of restricted share units, to the Company’s Executive Chairman; and (4) the approval of a reverse share split of the Company’s ordinary shares at a ratio within a range of not less than 1-for-2 and not more than 1-for-20, and to authorize the Board of Directors to determine the final ratio, to be effective on a date to be determined by the Board within 12 months following the Meeting and announced by the Company, and to amend the Company’s Articles of Association accordingly.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the above proposals, which are described in greater detail elsewhere in this Proxy Statement.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their judgment and recommendation of the Board of Directors.

Quorum and Adjournment

The presence (in person, by proxy or via the electronic voting system of the Israel Securities Authority (“ISA”)) of any two or more shareholders holding, in the aggregate, at least at least twenty-five percent (25%) of the voting rights of the Company constitutes a quorum for purposes of the Meeting. If such quorum is not present within an hour following the time scheduled for the Meeting, the Meeting will be adjourned to the following week, to the same day, time and place, without it being necessary to notify our shareholders. At such an adjourned meeting, the presence of any two shareholders (in person, by proxy or via the ISA’s electronic voting system) (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum, but they will not have an effect on the outcome of any proposal. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining the presence of a quorum at the Meeting) but do not have the discretionary authority to vote on such particular proposal. Brokers that have not received voting instructions from their customers may vote such shares, as the holders of record, on “routine” matters but not on “non-routine” matters. Each of the proposals, other than Proposal 4 (reverse split of our ordinary shares), constitutes a “non-routine” matter; therefore, it is important that you vote your shares, whether by proxy, in person at the Meeting or via the ISA’s electronic voting system.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

How You Can Vote

●	Shareholders of Record and Beneficial Owners of Shares Traded on Nasdaq

o	Voting in person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so. If you vote by telephone or Internet, there is no need to vote again at the Meeting unless you wish to revoke and change your vote.

o	Voting by mailing your proxy. If you have received printed copies of the proxy materials, you may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel by no later than 7:00 p.m. Israel time, on January 31, 2026, to be validly included in the tally of ordinary shares voted at the Meeting. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if no direction is indicated, in accordance with the recommendations of our Board of Directors.

o	Voting by telephone or Internet. If your shares are held in an account at a brokerage firm or bank or registered directly in your name with our transfer agent, you may vote those shares by accessing the Internet website address specified in the Notice of Internet Availability of Proxy Materials, the instructions provided by your broker, bank, trustee or nominee or on your proxy (as applicable), instead of completing and signing the proxy itself. If your shares are held in an account at a brokerage firm or bank, you may also call the telephone number specified in the instructions provided by your broker, bank, trustee or nominee. Submitting a telephonic or Internet proxy will not affect your right to vote at the Meeting should you decide to attend the Meeting. The telephone and Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly. The accompanying proxy card provides instructions on how to vote via telephone and the Internet.

●	Beneficial Owners of Shares Traded on TASE. Shareholders who hold shares through members of the TASE may vote in person or vote through the published form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE, whether voting in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date (“Ownership Certificate”), which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. An Ownership Certificate may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the ISA up to six hours before the time fixed for the Meeting (i.e., by no later than 1:00 p.m. Israel time, on February 3, 2026). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Vote Required for Approval of the Proposals

Each outstanding ordinary share held by a shareholder is entitled to one vote on each matter submitted to a vote of our shareholders.

The approval of each proposal requires the affirmative vote of a majority of the ordinary shares represented at the Meeting, whether in person, by proxy, or via the ISA’s electronic voting system (excluding abstentions), and voting on the proposal.

In addition, with respect to Proposal 1—which seeks approval of certain amendments to the Company’s Articles of Association, including the establishment of the Classified Board—to incorporate the proposed Special Majority Amendment Provision (as defined in Proposal 1), such provision must be approved by the affirmative vote of holders of at least 95% of the ordinary shares represented at the Meeting, whether in person, by proxy, or via the ISA’s electronic voting system, and voting on the matter. Consequently, if Proposal 1 is approved by a simple majority of shareholders present and voting at the Meeting, but does not receive the affirmative vote of holders of at least 95% of the ordinary shares represented at the Meeting, whether in person, by proxy, or via the ISA’s electronic voting system, the amendments to the Articles of Association, including those relating to the establishment of the Classified Board, will be approved without the Special Majority Amendment Provision.

In addition, the approval of each of Proposal 2(b) (approval of amendments to the exemption and indemnification agreement issued by the Company to the Chief Executive Officer ) and Proposal 3 (approval of the grant of an equity bonus, in the form of RSUs, to the Company’s Executive Chairman) is subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) at least a majority of the shares held by shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the matter voted in favor of the proposal (excluding abstentions); or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of the outstanding voting power in the Company.

We are not aware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the date of this proxy statement for purposes of Proposals 2(b) and 3. The Israeli Companies Law, 1999 (the “Companies Law”) requires that each shareholder voting on Proposals 2(b) and 3 inform the Company, prior to voting on the proposals at the Meeting, if the shareholder has a personal interest in the proposals; otherwise, a shareholder vote will not be counted for the purposes of the proposals. In accordance with regulations promulgated under the Companies Law, a shareholder who votes via proxy will be deemed to have confirmed that such shareholder and any related party thereof does not have a personal interest in Proposals 2(b) and 3, unless such shareholder has delivered a written notice to the Company notifying of the existence of a personal interest no later than 10:00 a.m. (Israel time) on Tuesday, February 3, 2026. Any such written notice must be sent to the Company via registered mail at the Company’s Offices; Attention: Shachar Shlosberger, Chief Financial Officer. All other shareholders voting on Proposals 2(b) and 3 are required to indicate via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal; otherwise, any such shareholder’s vote will not be counted for the purposes of such proposal.

Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any relative (i.e., spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Certain investors in the Company’s previously reported $212 million private placement of ordinary shares, completed in November 2025 (the “Private Placement”), agreed to vote their respective shares in favor of the proposed amendments to the Articles of Association (the subject of Proposal 1) and the amendments to the exemption and indemnification agreement issued by the Company to each of its directors and the Chief Executive Officer (the subject of Proposal 2), and granted an irrevocable proxy to the Company’s Executive Chairman to vote such shares in favor of such matters should any such investor fail to do so.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal and will have no effect on the vote, but such shares will be counted for purposes of determining the presence of a quorum at the Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to us, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. You may also revoke your proxy and change your vote at any time before the final vote at the Meeting by voting again via the Internet or by telephone, as applicable.

If your shares are held in “street name” through a broker, bank, trustee or other nominee, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If your shares are held via a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the Record Date; (ii) by delivering a later-dated duly executed proxy card, together with a valid Ownership Certificate as of the Record Date, to the Company’s registered office not later than 7:00 p.m. Israel time, on January 31, 2026, or (iii) by following the relevant instructions for changing your vote via the ISA’s electronic voting system by no later than six hours before the time set for the Meeting.

Solicitation of Proxies

All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, email, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 15, 2025 (unless otherwise indicated below) regarding the beneficial ownership by: (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares, based on public filings or information available to us; (ii) each of our current directors and executive officers; and (ii) all of our current directors and executive officers as a group. The percentage of ordinary shares beneficially owned is based on 237,381,498 ordinary shares issued and outstanding as of December 15, 2025.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”) and is generally based on whether a person has voting or investment power with respect to the securities. Ordinary shares of the Company that may be acquired by an individual or group pursuant to the exercise of the Company’s outstanding options, restricted share units (“RSUs”), warrants or other rights held by such individual or group that are exercisable or will become exercisable within 60 days of December 15, 2025 are deemed beneficially owned by such individual or group, and such shares are additionally deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders
Sobrinia Ltd.(1)	23,785,000	9.99%
Gems Foundation	23,500,000	9.90%
Token Factory(2)	23,785,000	9.99%
Alfa Ltd.	23,000,000	9.69%
UrsaTrading SA	22,000,000	9.27%
SpinCycle Creative Ltd.	21,000,000	8.85%
Heaven Consulting Corp	23,000,000	9.69%
Forestown Trade Limited	21,000,000	8.85%
Tirim Ltd.	18,000,000	7.58%
Directors and Officers
Shai Novik (3)	1,914,830	* %
Roger Pomerantz, M.D. (4)	113,740	*
Avri Havron, Ph.D. (5)	239,105	*
Gili Hart, Ph.D. (6)	76,239	*
Matteo Renzi	--	--
Oren Hershkovitz (7)	367,404	*
Shachar Shlosberger (8)	58,909	*
Einat Galmidi (9)	83,366	*
All directors and executive officers as a group (8 persons)	2,853,593	1.2%

*	Less than 1% of our outstanding ordinary shares.

(1)	Includes 480,616 ordinary shares issuable under currently exercisable pre-funded warrants. Excludes an aggregate of 2,465,000 ordinary shares issuable under warrants containing a 9.99% beneficial ownership limitation.

(2)	Includes 480,616 ordinary shares issuable under currently exercisable pre-funded warrants. Excludes an aggregate of 215,000 ordinary shares issuable under warrants containing a 9.99% beneficial ownership limitation.

(3)	Includes 1,143,717 ordinary shares underlying options currently exercisable or exercisable within 60 days from December 15, of which 132,979 options expire in December 2033 and have an exercise price of $2.69, 145,238 options expire in December 2033 and have an exercise price of $6.22, 250,000 options expire in May 2030 and have an exercise price of $3.66, 250,000 options expire in May 2031 and have an exercise price of $12.23 and 365,500 options expire in November 2032 and have an exercise price of $5.34.

(4)	Includes 112,500 ordinary shares underlying options currently exercisable or exercisable within 60 days from December 15, 2025, which expire in November 2032 and have an exercise price of $5.967.

(5)	Includes 55,729 ordinary shares underlying options currently exercisable or exercisable within 60 days from December 15, 2025, of which 53,192 options expire in December 2033 and have an exercise price of $2.69 and 2,537 options expire in November 2032 and have an exercise price of $5.34.

(6)	Includes 69,027 ordinary shares underlying options currently exercisable or exercisable within 60 days from December 15, 2025, of which 66,490 expire in December 2033 and have an exercise price of $2.69 and 2,537 options expire in November 2032 and have an exercise price of $5.34.

(7)	Includes 210,000 ordinary shares underlying options currently exercisable or exercisable within 60 days from December 15, 2025, of which 150,000 expire in December 2033 and have an exercise price of $8.19 and 60,000 options expire in November 2032 and have an exercise price of $5.34.

(8)	Includes 28,793 ordinary shares underlying options currently exercisable or exercisable within 60 days from December 15, 2025, of which 1,937 options expire in December 31, 2033 and have an exercise price of $2.69, 1,452 options expire in December 31, 2033 and have an exercise price of $2.69, 1,452 options expire in December 31, 2033 and have an exercise price of $6.22, 1,452 options expire in December 31, 2033 and have an exercise price of $10.12, 5,000 options expire in March 2030 and have an exercise price of $4.68, 7,500 options expire in March 2032 and have an exercise price of $5.34. and 10,000 options expire in March 2034 and have an exercise price of $3.21.

(9)	Includes 35,000 ordinary shares underlying options currently exercisable or exercisable within 60 days from December 15, 2025, of which 25,000 options expire in March 2032 and have an exercise price of $5.34 and 10,000 options expire in March 2034 and have an exercise price of $3.21.

PROPOSAL 1

APPROVAL OF AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

Background

Our Board of Directors has approved, and recommends that the shareholders approve, certain amendments to the Company’s Articles of Association, as described below. The description of the proposed amendments to the Articles of Association set forth below is qualified in its entirety by reference to the full text of the amendments to the Articles of Association, as set forth on Appendix A attached hereto, which has been marked to show the effect of the proposed amendments if approved in their entirety at the Meeting.

Change of Company Name

As set forth in our Articles of Association, the name of our company is “Enlivex Therapeutics Ltd.” In connection with consummation of the Private Placement, our Board of Directors has approved, subject to shareholder approval, an amendment to our Articles of Association to change the name of our company to “Enlivex Ltd.” or to such other name containing the word “Enlivex” as the management of the Company may determine and as may be approved by the Israeli Registrar of Companies. The Board of Directors believes that the new name will better represent the Company following the consummation of the Private Placement and the establishment of our digital asset treasury strategy currently centered on RAIN, while continuing to focus on the Company’s core business operations. The proposed name change will not affect the rights of our existing shareholders.

In the event that the proposed change of name is not approved by the Israeli Registrar of Companies, our management will be authorized to select a different name, approved by the Israeli Registrar of Companies, that contains the word “Enlivex” in combination with another word or expression, or to leave the name unchanged. The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies.

Classified Board of Directors

Under our Articles of Association as currently in effect, the Board of Directors must consist of at least five and no more than eleven directors, and all of the Company’s directors (other than external directors) are to be elected annually to serve until their successors have been elected and qualified.

Our Board of Directors has approved, subject to shareholder approval, certain amendments to the Articles of Association relating to the Board of Directors, including reducing the maximum number of directors of the Company to seven (including any external directors) and establishing a Classified Board structure, consisting of three classes of directors (excluding external directors) with staggered three-year terms of office. If Proposal 1 is approved at the Meeting and the Classified Board structure becomes effective, our Board of Directors (excluding external directors) will be classified into three classes as nearly equal in number as possible, with each class serving a three-year term expiring in a different year. However, for the initial terms immediately following the division of the Board of Directors into three classes, directors will be assigned terms of one, two, or three years, as described below. Our Board of Directors has initially designated the three classes to include the following directors of the Company:

●	Class I Directors (Term to Expire at the 2026 Annual General Meeting): Matteo Renzi

●	Class II Directors (Term to Expire at the 2027 Annual General Meeting): Abraham (Avri) Havron and Gili Hart

●	Class III Directors (Term to Expire at the 2028 Annual General Meeting): Shai Novik and Roger Pomerantz

If Proposal 1 is approved at the Meeting and the Classified Board structure becomes effective, at each successive annual general meeting of shareholders following the Meeting, the class of directors to be elected in such year would be elected for a three-year term so that the term of office of one class of directors expires each year. If Proposal 1 is not approved at the Meeting, then each director (other than external directors) will continue to be elected annually at our annual general meeting of shareholders.

The Classified Board structure also provides that a director (other than an external director) elected by the Board of Directors to fill a vacancy holds office until the next election of the class for which such director has been chosen, and until that director’s successor has been elected and qualified, or until his or her earlier death, resignation, retirement, or removal. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. In addition, under the proposed amendments to the Articles of Association, the shareholders shall be entitled to remove directors (other than external directors) only for “cause,” as defined in the amendment.

In order to preserve the Classified Board structure and other related provisions set forth in the Articles of Association, if approved at the Meeting, the proposed amendment to the Articles of Association stipulates that any amendment to the provisions relating to the Classified Board, as well as certain other related provisions concerning the appointment of directors, as detailed in Appendix A, shall require approval as follows (the “Special Majority Amendment Provision”): (i) during the first three years following the adoption of the Classified Board, the affirmative vote of at least 95% of the ordinary shares represented at a meeting of shareholders (whether in person, by proxy, or via the ISA’s electronic voting system) and voting on the matter; and (ii) thereafter, the affirmative vote of at least 65% of the ordinary shares represented at a meeting of shareholders (whether in person, by proxy, or via the ISA’s electronic voting system) and voting on the matter. Pursuant to the Companies Law, the inclusion of the Special Majority Amendment Provision in the Articles of Association must itself be approved by holders of at least 95% of the ordinary shares represented at the Meeting, whether in person, by proxy, or via the ISA’s electronic voting system, and voting on the matter. Consequently, if Proposal 1 is approved by the shareholders at the Meeting by a simple majority, but does not receive the affirmative vote of holders of at least 95% of the ordinary shares represented at the Meeting and voting on the matter, whether in person, by proxy, or via the ISA’s electronic voting system, the amendments to the Articles of Association shall be deemed approved and adopted, but without the inclusion of the Special Majority Amendment Provision.

Advantages of the Classified Board. Our Board of Directors believes that the Classified Board will help ensure the continuity and stability of the Company’s long-term policies and reduce our vulnerability to hostile and potentially abusive takeover tactics that could be adverse to the best interests of our shareholders. A longer term in office would allow our directors to focus on long-term value creation without undue pressure from special interest groups intent on pursuing their own agendas, potentially at the expense of the Company and its other shareholders. Further, it would enable us to benefit more effectively from directors’ experience, knowledge of the Company, and wisdom, while helping us attract and retain highly qualified individuals willing to commit the time and dedication necessary to understand the Company and its operations. The Classified Board would not preclude unsolicited acquisition proposals but, by eliminating the threat of imminent removal, we believe it would put our Board of Directors in a position to act to maximize value for all shareholders. Unless a director is removed or resigns, three annual elections would be needed to replace all the directors on the Classified Board. The Classified Board may, therefore, discourage an individual or entity from acquiring a significant position in the Company’s shares with the intention of obtaining immediate control of the Board of Directors without the cooperation of our Board of Directors. If Proposal 1 is approved at the Meeting, these provisions will apply to each annual election of directors (other than external directors), including elections following any change of control of the Company.

Disadvantages of the Classified Board. While the Classified Board may have the beneficial effects discussed above, it may also discourage some takeover bids, including those that would otherwise allow shareholders the opportunity to realize a premium over the market price of their shares or that a majority of our shareholders may believe are in their best interests to accept, or where the reason for the desired change is inadequate performance of our directors or management. Because of the additional time required to change control of our Board of Directors, the Classified Board may make it more difficult and more expensive for a potential acquirer to gain control of our Board of Directors and the Company, even if the takeover bidder were to acquire a majority of our outstanding shares. If the proposed amendments to the Articles of Association are adopted, it will take at least two annual general meetings of shareholders following the annual meeting at which the Classified Board structure becomes effective for a potential acquirer to effect a change in control of our Board of Directors or to take action to remove other impediments to its acquisition of our Company, even if the potential acquirer were to acquire a majority of our outstanding ordinary shares. Further, the proposed Classified Board will make it more difficult for shareholders to change the majority composition of the Board of Directors, even if shareholders believe such a change would be beneficial. Because the Classified Board will make the removal or replacement of directors more difficult, it would increase the directors’ security in their positions and could be viewed as tending to perpetuate incumbent management.

However, our Board of Directors believes that requiring potential bidders to negotiate with our Board of Directors for a change of control transaction (rather than taking more immediate action to replace our Board of Directors) will allow the Board to better maximize shareholder value in any such transaction. The Board of Directors is not presently aware of any attempt, or contemplated attempt, to acquire control of the Company.

Increase in Authorized Share Capital

The Company’s authorized share capital is currently NIS 200,000,000, divided into 500,000,000 ordinary shares with a nominal value of NIS 0.40 each. As of the date hereof, 237,381,498 ordinary shares are issued and outstanding. In addition, as of the date hereof, 5,049,149 ordinary shares are reserved for issuance under our Global Share Incentive Plan (2014) and Global Share Incentive Plan (2019) (including shares underlying outstanding options and RSUs), and 7,567,162 ordinary shares are reserved for issuance upon the exercise of outstanding warrants. Accordingly, as of the date hereof, 250,002,191 authorized ordinary shares remain unissued, unreserved, and available for future issuances.

Under the Companies Law, a company may not issue shares in excess of its authorized share capital. The Company seeks to increase its authorized share capital in order to provide enhanced flexibility to support its ongoing corporate objectives and future business needs, including, without limitation, potential equity offerings, equity-based compensation awards, and other bona fide corporate purposes, which may include strategic transactions such as mergers or acquisitions. Any such future issuances will be subject to the discretion of our Board of Directors, unless shareholder approval is required under the Companies Law or under the Nasdaq Listing Rules (to the extent the Company elects not to rely on the home country exemption under such rules).

Accordingly, at the Meeting, and as recommended by our Board of Directors, shareholders will be asked to approve an increase in the Company’s authorized share capital from NIS 200,000,000, divided into 500,000,000 ordinary shares with a nominal value of NIS 0.40 each, to NIS 950,000,000, divided into 2,375,000,000 ordinary shares with a nominal value of NIS 0.40 each, and to amend Article 2.1 of the Articles of Association accordingly to reflect this change.

The proposed increase in our authorized share capital would not affect the rights of the holders of currently outstanding ordinary shares. However, the possible future issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could affect our current shareholders in a number of ways, including: (i) diluting the voting power of current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that new ordinary shares are issued and sold at prices below the current trading price of the existing ordinary shares, or, in the case of convertible securities, to the extent that such securities are convertible into or exercisable for ordinary shares at prices below current trading prices; and (iii) diluting the book value per share of the outstanding ordinary shares.

Other Amendments

If this Proposal 1 is approved at the Meeting, then the following additional amendments to the Articles of Association would also become effective: (i) amendment to Article 3.2.3 in response to the March 2024 amendment to the Israeli Companies Regulations (Reliefs for Companies Whose Securities Are Listed on Stock Exchanges Outside of Israel), 2020, which increased the minimum ownership thresholds required for shareholders of foreign-listed and dual-listed companies (such as us) to require the Board of Directors to convene a special general meeting of shareholders; and (ii) amendment to Article 3.3.4 to update the procedure for appointing a chairman for a general meeting of shareholders in the absence of the Chairman of the Board, by establishing a clear succession order to ensure the efficient management of shareholder meetings.

Proposal

It is therefore proposed that at the Meeting the following resolution be adopted:

RESOLVED, to approve the amendments to the Company’s Articles of Association (i) to change the Company’s name to “Enlivex Ltd.” or to such other name containing the word “Enlivex” as may be determined by management and approved by the Israeli Registrar of Companies; and (ii) to adopt the amendments to the Company’s Articles of Association set forth on Appendix A to the Proxy Statement for the Meeting.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Certain investors in the Private Placement agreed to vote their shares in favor of the proposed amendments to the Articles of Association and granted an irrevocable proxy to the Company’s Executive Chairman to vote such shares in favor of such matter should any such investor fail to do so.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the approval of the proposed amendments to the Articles of Association.

PROPOSAL 2

APPROVAL OF AMENDMENTS TO THE DIRECTORS’ AND CHIEF EXECUTIVE OFFICER’S INDEMNIFICATION AGREEMENT

Background

Our Articles of Association permit us to exculpate, indemnify, and insure our directors and officers to the fullest extent permitted by law, including under the Companies Law and the Israeli Securities Law, 1968. We have entered into an agreement with each of our directors and officers, exculpating them, to the fullest extent permitted by law, from liability for damages resulting from a breach of the duty of care to the Company (other than in connection with a distribution, within the meaning of the Companies Law), and undertaking to indemnify them to the fullest extent permitted by Israeli law with respect to liabilities or expenses imposed on, or incurred by, such directors and officers as a result of any act performed or omission committed in their capacity as an office holder of the Company, its subsidiaries or affiliates (the “Indemnification Agreement”). Under the current Indemnification Agreement, indemnification for monetary liabilities imposed by a court judgment, including a court-approved settlement or court-approved arbitration award, is limited to $10 million and to foreseeable events listed on Schedule A to the Indemnification Agreement.

In connection with the consummation of the Private Placement and the establishment of the Company’s digital asset treasury operations, our Compensation Committee and Board of Directors have determined that it is advisable and in the best interests of the Company to amend the form of the Indemnification Agreement entered into with each of our directors and officers to (i) increase the maximum aggregate indemnification amount for monetary liabilities imposed by a court, settlement approved by a court, or arbitration award approved by a court, from $10 million to $50 million; and (ii) expand the categories of foreseeable events for which indemnification may be provided, as set forth on Schedule A to the Indemnification Agreement, to include an additional category relating to the Company’s activities involving digital assets and corporate treasury management, including the investment, holding, trading, or management of digital assets, as well as related compliance, operational, and cybersecurity matters, as set forth on Appendix B attached hereto.

The Indemnification Agreement entered into with Mr. Matteo Renzi, who was appointed by the Board of Directors to serve as a director effective as of the consummation of the Private Placement, was approved by the Compensation Committee and the Board of Directors in accordance with relief regulations promulgated under the Companies Law, without requiring shareholder approval, and is in effect from the date of his appointment as a director of the Company and remains in force until the Meeting (which is the Company’s first general meeting of shareholders following his appointment). Accordingly, shareholder approval of Proposal 2(a) will also constitute approval of the Company’s entry into an Indemnification Agreement with Mr. Renzi in the form amended at the Meeting.

The amendment of the Indemnification Agreement entered into with our directors and Mr. Oren Hershkovitz, our Chief Executive Officer, requires the approval of the Compensation Committee, the Board of Directors, and the shareholders, in the case of the directors, by an ordinary majority, and in the case of the Chief Executive Officer, by the Special Majority (for definition, see “Vote Required for Approval of the Proposals” above). If the shareholders do not approve Proposal 2(a) or Proposal 2(b), the existing Indemnification Agreements between the Company and its directors and Mr. Hershkovitz, respectively, shall remain in full force and effect, other than the Indemnification Agreement with Mr. Mateo Renzi, which will terminate effective as of the Meeting.

Proposal

It is therefore proposed that the following resolutions be adopted at the Meeting:

2(a). RESOLVED, to approve the amendments to the exemption and indemnification agreement issued by the Company to each of its directors, as described in Proposal 2 to the Proxy Statement for the Meeting.

2(b). RESOLVED, to approve the amendments to the exemption and indemnification agreement issued by the Company to Mr. Oren Hershkovitz, the Chief Executive Officer of the Company, as described in Proposal 2 to the Proxy Statement for the Meeting.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Certain investors in the Private Placement agreed to vote their shares in favor of the proposed amendments to the Indemnification Agreement entered into with our directors and officers and granted an irrevocable proxy to the Company’s Executive Chairman to vote such shares in favor of such matter should any such investor fail to do so.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the approval of the amendments to the exemption and indemnification agreement issued by the Company to each of its directors and the Chief Executive Officer.

PROPOSAL 3

APPROVAL OF GRANT OF RESTRICTED SHARE UNITS TO THE EXECUTIVE CHAIRMAN

Background

The Compensation Committee and the Board of Directors have determined that, in recognition of the significant contributions of Mr. Shai Novik, the Company’s Executive Chairman—whose visionary leadership, expertise, and personal dedication were instrumental and critical to the successful negotiation, structuring, and execution of the Private Placement—and in further acknowledgment of Mr. Novik’s ongoing commitment and leadership in advancing the Company’s strategic objectives, it would be appropriate to grant Mr. Novik a bonus in the form of restricted share units (“RSUs”). The proposed equity bonus to be awarded to Mr. Novik shall be composed of the following RSU awards (together, the “Executive Chairman RSUs”): (i) effective as of the approval of the shareholders at the Meeting, the grant of RSUs in an amount representing 2.5% of the Company’s fully diluted share capital as of the date of grant, which shall be fully vested upon grant; and (ii) subject to, and upon the consummation of, a transaction or series of transactions that result in an increase in the Company’s capital by at least US$500 million—whether such increase results from the issuance of equity securities by the Company (including through a private placement, public offering, or other equity financing), or the completion of a merger, acquisition, or similar strategic transaction that increases the Company’s equity value or capitalization by such amount—the grant of additional RSUs in an amount representing 0.5% of the Company’s fully diluted share capital as of the date of grant, which shall be fully vested upon grant. If approved at the Meeting, the Executive Chairman RSUs will be granted under and subject to the terms and conditions of the Company’s 2019 Share Incentive Plan (the “2019 Plan”) and the applicable award agreement to be entered into between the Company and the Executive Chairman, and shall be granted pursuant to the capital gains track of Section 102 of the Israeli Income Tax Ordinance [New Version] 5721-1961.

Under the Companies Law, the payment of compensation, including equity-based compensation, to a director requires the approval of the Compensation Committee, the Board of Directors and the shareholders, in the case of compensation that is consistent with a company’s compensation policy, by an ordinary majority, and in the case of compensation that is not consistent with a company’s compensation policy, by the Special Majority (for definition, see “Vote Required for Approval of the Proposals” above).

In connection with the approval of the proposed grant of RSUs to the Executive Chairman, the Compensation Committee and the Board of Directors each reviewed the terms of the Company’s Amended and Restated Compensation Policy for Company Office Holders (the “Compensation Policy”) and determined that the proposed grant of the Executive Chairman RSUs is not consistent with the Compensation Policy. While the Compensation Policy permits the grant of an equity-based compensation award to the Executive Chairman representing up to 3% of the Company’s fully diluted share capital, the value of the proposed Executive Chairman RSUs is four times the maximum value permitted under the Compensation Policy (of up to 200% of the salary cost). In addition, while the Compensation Policy allows for accelerated vesting of awards, it generally requires that equity-based compensation awards to officers and directors vest over a period of one to four years. Accordingly, when approving the proposed grant of the Executive Chairman RSUs, the Compensation Committee and the Board of Directors considered those factors required under the Companies Law when approving compensation that is not consistent with the Compensation Policy.

Proposal

It is therefore proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the grant of an equity bonus, in the form of RSUs, to the Company’s Executive Chairman, in such amounts and subject to the terms and conditions as described in Proposal 3 of the Proxy Statement for the Meeting.

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the approval of the grant of the RSUs to the Company’s Executive Chairman.

PROPOSAL 4

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES AND TO AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

Shareholders are being asked to approve a reverse share split of the Company’s ordinary shares at a ratio within a range of not less than 1-for-2 and not more than 1-for-20, and to authorize the Board of Directors to determine the final ratio (the “Reverse Split”). If the Reverse Split is approved by our shareholders at the Meeting, the Board will have the authority to decide, within 12 months of the Meeting, whether to implement the Reverse Split and the exact ratio within the approved range.

The purpose of seeking shareholder approval for the Reverse Split within a ratio range (rather than a fixed exchange ratio) is to provide the Board with flexibility to determine the appropriate ratio based on then-prevailing market conditions and the best interests of the Company and its shareholders.

Our Board of Directors believes that the Reverse Split, which is intended to increase the market price of our ordinary shares, is advisable for the following purposes: (i) meeting the continued listing requirement of the Nasdaq Stock Market LLC that requires that we maintain a minimum bid price of $1.00 per share, if necessary (as further described below); (ii) making our ordinary shares a more attractive investment for large U.S. institutional investors, U.S. brokers and high-net-worth investors, thereby broadening the potential investor base; and (iii) facilitating potential future financing or strategic transactions. Because the Company’s ordinary shares have been trading below $1.00 per share from December 12, 2025 through the date hereof, if the Company’s bid price remains below $1.00 per share for 30 consecutive business days, or if at any time during the next 12 months the Company’s bid price falls below $1.00 per share for 30 consecutive business days, the Reverse Split may, if necessary, facilitate the Company’s ability to regain compliance with the Nasdaq Stock Market LLC’s minimum bid price requirement of $1.00 per share for continued listing.

Mechanics and Implementation of the Reverse Split

If our shareholders approve the Reverse Split and our Board determines it is in the best interests of the Company and the shareholders to effectuate the Reverse Split, each block of 2 to 20 (depending on the final Reverse Split ratio) ordinary shares issued and outstanding will be reclassified and changed into one fully paid and nonassessable ordinary share of the Company.

Following the Board’s decision to implement the Reverse Split (if applicable), we will issue a press release or furnish a Form 6-K to the SEC announcing the effective date of the Reverse Split and will amend our Articles of Association accordingly to affect the Reverse Split. No further shareholder action will be required to either implement or abandon the Reverse Split or the corresponding amendments to the Articles of Association.

The Reverse Split would be effected simultaneously for all ordinary shares, and the final ratio would be the same for all ordinary shares. The Reverse Split would affect all of the holders of our ordinary shares uniformly and would not change or otherwise affect any shareholder’s percentage of ownership interests in the Company, voting rights or other rights in each case, other than as a result of the treatment of fractional shares as described below.

VStock Transfer, LLC, our transfer agent and registrar, will act as exchange agent for purposes of implementing the Reverse Split. Certain registered holders of our ordinary shares hold some or all of their respective shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of our ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares, subject to adjustment for treatment of fractional shares.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian, or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians, or other nominees.

Effect of the Reverse Split

If the Reverse Split is implemented, the number of authorized as well as the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio selected by the Board of Directors, and the par value per ordinary share will be increased proportionately.

If the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split. In addition, the number of ordinary shares reserved for issuance under the 2019 Plan, as well as the number of shares and exercise prices subject to outstanding options under the Company’s Global Share Incentive Plan (2014) and the 2019 Plan, and the number of shares subject to outstanding RSUs under these plans, shall be appropriately adjusted pursuant to the terms of such plans and awards.

No fractional shares will be issued as a result of the Reverse Split. Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

If the Reverse Split is effected, then after the effective time of the Reverse Split, our ordinary shares will have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify our equity securities, and stock certificates with the older CUSIP number will need to be exchanged for stock certificates with the new CUSIP number by following the procedures described above.

The Reverse Split is not a “going private” transaction. This action will not have the effect of reducing our shareholders to fewer than 300, and we will continue to be required to file reports and other information with the SEC pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended. Following the Reverse Split, our ordinary shares would continue to be listed on the Nasdaq and the TASE under the symbol “ENLV.”

Certain Risks Associated with the Reverse Split

Reducing the number of our outstanding ordinary shares through the Reverse Split is intended, absent other factors, to increase the market price of our ordinary shares. However, the market price of our ordinary shares following the Reverse Split may be affected by numerous factors, including our performance, the market perception of our business, and general economic and market conditions, and trading liquidity could become more limited due to the reduced number of shares available for trading.

The history of reverse share splits for other companies is varied, particularly since some investors may view a reverse share split negatively. As a result, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split, and our total market capitalization could be lower after the split than before it. Additionally, we cannot assure shareholders that, if implemented, our ordinary shares will be more attractive to investors. Accordingly, there can be no assurance that the Reverse Split will result in the intended benefits described above, that the market price of our ordinary shares will rise in proportion to the reduction in the number of shares outstanding following the Reverse Split, or that the market price will remain at an increased level for any period.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Certain U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, including, without limitation, (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities, commodities, or foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our ordinary shares under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Code; (ix) persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; (xiii) tax-exempt entities or governmental organizations, and (xiv) S corporations or other pass-through entities.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

The discussion is based on the Code, existing and proposed U.S. Treasury Regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, this discussion assumes that the ordinary shares prior to the Reverse Split, or the Old Shares, were, and the ordinary shares after the Reverse Split, or the New Shares, will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. This summary of certain material U.S. federal income tax consequences of the Reverse Split is for general information only and is not tax advice. Each shareholder is urged to consult with such shareholder’s own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts. Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “reorganization” for U.S. federal income tax purposes under Section 368(a)(1)(E) of the Code. Therefore, subject to the discussion regarding passive foreign investment company, or PFIC, status below, and assuming the Reverse Split qualifies as a reorganization under Section 368(a)(1)(E) of the Code, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, except with respect to adjustments that may result from the treatment of fractional ordinary shares, as discussed below.  The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor (increased by income or gain recognized, if any, on receipt of a whole New Share in lieu of a fractional New Share). Except in the case of any portion of a New Share treated as a dividend or as to which a U.S. Holder recognizes capital gain as a result of the treatment of fractional ordinary shares, the U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. Holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

The U.S. federal income tax treatment of fractional shares being rounded up to the next whole ordinary share is uncertain. A U.S. Holder that receives a whole New Share in the Reverse Split in lieu of a fractional New Share might recognize income, which may be characterized either as capital gain or as a dividend to the extent of the portion of our accumulated earnings and profits (if we have any) attributable to the rounded New Share. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax and other tax consequences of fractional New Shares being rounded to the next whole New Share (including the holding period of a whole share received in exchange for a fractional share in the Reverse Split).

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury Regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed U.S. Treasury Regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized U.S. Treasury Regulations, or the U.S. Treasury Regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

Based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we may be classified as a PFIC and we may have been a PFIC in prior years.

If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) of the Code were to be applied to the U.S. Holder’s exchange of our ordinary shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such exchange. Under the proposed Treasury Regulations mentioned above, if the Company were treated as a PFIC for any prior taxable year during which a U.S. Holder held our ordinary shares and the Company is treated as a PFIC at the time of the Reverse Split such that such U.S. Holder receives shares of a PFIC in the Reverse Split, such U.S. Holder would not be required to recognize any gain realized pursuant to the Reverse Split; however, if the Company is not treated as a PFIC at the time of the Reverse Split, such U.S. Holder may be required to recognize any gain realized pursuant to the Reverse Split but this is not clear. As discussed above, these proposed Treasury Regulations have not been finalized and, therefore, we cannot be certain if such proposed Treasury Regulations would be applicable to the Reverse Split. Any gain required to be recognized pursuant to the Reverse Split generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences of the Reverse Split is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), and the policy of the Israel Tax Authority (“ITA”) as currently in effect, and is for general information only. The Ordinance and ITA policy are subject to change retroactively as well as prospectively. This summary does not purport to be a complete discussion of all the possible Israeli income tax consequences and is included for general information only and is not tax advice. Further, it does not address the tax treatment of any fractional shares that may result from the Reverse Split. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them of the Reverse Split.

Generally, a reverse share split could be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder prior to the Reverse Split (the “Old Shares”), with the consideration being the new ordinary shares received in the Reverse Split (the “New Shares”). Such sale (or deemed sale) of ordinary shares will generally be viewed as a capital gain taxable event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation that exists between the State of Israel and the country of residence of the shareholder.

However, Income Tax Ruling 15/07 issued by the ITA provides that if certain requirements are met, a reverse split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split.  The main requirements of the foregoing ruling are as follows: (i) the Reverse Split shall apply the same conversion ratio for all Company shares and for all Company’s shareholders; (ii) as a result of the Reverse Split there will be no change in the shareholders’ rights (including voting rights and rights for profits); (iii) the Reverse Split shall not include any consideration, compensation or other economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; (iv) the economic value of all of the issued shares shall not be affected by the Reverse Split; and (v) the Reverse Split will not effect any change other than the number of issued shares.  We believe that the Reverse Split meets the above requirements and accordingly, that the Reverse Split should not be viewed as a capital gain taxable event. Nevertheless, our view regarding the tax consequences of the Reverse Split is not binding on the ITA or the courts.  Accordingly, each shareholder should consult with his, her or its own tax advisor with respect to all the potential Israeli tax consequences applicable to such shareholder in connection with the Reverse Split.

THE FOREGOING DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL ISRAELI TAX CONSEQUENCES TO THE COMPANY’S SHAREHOLDERS RELATING TO THE REVERSE SPLIT. THIS SUMMARY DOES NOT DISCUSS ALL THE ASPECTS OF ISRAELI TAX LAW THAT MAY BE RELEVANT TO A PARTICULAR PERSON IN LIGHT OF ITS, HIS OR HER PERSONAL CIRCUMSTANCES. THE DISCUSSION SHOULD NOT BE CONSTRUED AS LEGAL OR PROFESSIONAL TAX ADVICE AND DOES NOT COVER ALL POSSIBLE TAX CONSIDERATIONS, AND EACH SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT TO SUCH SHAREHOLDER.

Proposal

It is therefore proposed that the following resolution be adopted at the Meeting:

RESOLVED, reverse share split of the Company’s ordinary shares at a ratio within a range of not less than 1-for-2 and not more than 1-for-20, and to authorize the Board of Directors to determine the final ratio, to be effective on a date to be determined by the Board within 12 months following the Meeting and announced by the Company, and to amend the Company’s Articles of Association accordingly.

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the approval of the Reverse Split.

OTHER BUSINESS

The Board of Directors is not aware of any business to be transacted at the Meeting other than those described in this proxy statement. If any other matters are properly brought before the Meeting, it is intended that the persons named as proxies in the enclosed form of proxy will vote upon such matters, pursuant to their discretionary authority, in accordance with their best judgment in the best interests of the Company.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il, the TASE’s website at http://maya.tase.co.il and under the “Investor Relations” section of our website at www.enlivex.com. The contents of the foregoing websites do not form part of this Proxy Statement.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors

/s/ Shai Novik
Shai Novik
Executive Chairman of the Board of Directors

December 18, 2025

Appendix A

Amendments to the Articles of Association

The proposed amendments to the Articles of Association of the Company are set forth below, with text proposed to be deleted indicated by strikethrough and text proposed to be added indicated by underlining.

Chapter 3 General Meetings

3.2	Convening of General Meetings

3.2.1	General meetings shall be convened at least once a year at such a venue and on such a date as shall be determined by the Board of Directors, and subject to the provisions of the law, but not later than 15 months after the previous General Meeting. These General Meetings shall be called “Annual Meetings.” The remaining meetings of the Company shall be called “Extraordinary Meetings.”

3.2.2	The agenda at the Annual Meeting shall include discussion of the report of the Board of Directors and financial statements as required by law. The Annual Meeting shall appoint an auditing accountant; shall appoint the Directors in accordance with these Articles; and shall discuss all other matters to be discussed at the Annual Meeting of the Company in accordance with these Articles or in accordance with the Companies Law, as well as any other matter as shall be determined by the Board of Directors.

3.2.3	The Board of Directors is entitled to convene an Extraordinary Meeting in accordance with its decision, and must convene an Extraordinary ~~a General~~ Meeting if a written request is received from any of the following (a “Request to Convene”):

3.2.3.1	Two Directors or one-fourth of the incumbent Directors; or

3.2.3.2	One or more shareholders holding at least the percentage ~~five percent~~ of the issued share capital and/or ~~at least one percent of~~ the voting rights in the Company required under the Companies Law and the regulations promulgated thereunder to be entitled to submit a Request to Convene~~; or~~.

~~3.2.3.3~~	~~One or more shareholders holding at least five percent of the voting rights in the Company.~~

3.2.4	Any Request to Convene must specify the goals for whose purpose the Extraordinary Meeting ~~meeting~~ is to be convened, and shall be signed by those requesting the convening and delivered at the Company’s registered office. The request may consist of a number of documents of identical format, each signed by one or more individuals making the request.

3.2.5	A Board of Directors required to convene an Extraordinary Meeting shall proceed to convene such meeting within twenty-one days from the date on which the Request to Convene was submitted thereto, for a date determined in an invitation in accordance with Article 3.2.6 below and subject to any law.

3.2.6	Notification of the members of the Company regarding the convening of a General Meeting shall be published or delivered to all the shareholders registered in the registry of shareholders in the Company in accordance with the requirements of the law. The notification shall include the agenda, the proposed decisions, and arrangements regarding voting in writing.

3.3	Discussion at General Meetings

3.3.1	The discussion at the General Meeting shall be opened only if a legal quorum is present at the time the discussion begins. A legal quorum is the presence of at least two shareholders holding at least twenty-five percent (25%) of the voting rights of the Company (including presence by means of proxy or through a voting deed) within half an hour from the time specified for the opening of the meeting.

3.3.2	If, at the end of half an hour from the time specified for the opening of the meeting, no legal quorum is present, the meeting shall be postponed by one week, to the same day, the same hour, and the same venue, or to a later date, if specified in the invitation to the meeting or in the notification of the meeting (the “Postponed Meeting”). Notification of a Postponed Meeting shall be made as stated in Article 3.2.6, mutatis mutandis, provided that notification and invitation regarding a Postponed Meeting postponed for a period of not more than 21 days shall be made not later than seventy-two hours prior to the Postponed Meeting.

3.3.3	The legal quorum for commencing a Postponed Meeting shall be the presence of any two shareholders (including presence by means of proxy or through a voting deed).

3.3.4	The chairperson of the Board of Directors shall serve as the chairperson of the General Meeting. If the chairperson of the Board of Directors is absent from the meeting after 15 minutes from the time specified for the meeting, or if he ~~refuses~~ is unwilling to serve as the chairperson of the General Meeting~~meeting~~, any of the following may preside as chairman of the General Meeting (and in the following order): Director, Chief Executive Officer, Chief Financial Officer or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling to act as chairman of the General Meeting, the shareholders present (in person or by proxy) shall choose a shareholder or its proxy present at the meeting to be the chairperson of ~~shall be elected by~~ the General Meeting.

3.3.5	A General Meeting with a legal quorum is entitled to decide on the postponement of the meeting to another date and to such venue as shall be determined and, in this case, notifications and invitations to the Postponed Meeting shall be made as stated in Article 3.3.2 above.

Chapter 4 The Board of Directors

4.1	Authorities of the Board of Directors

The Board of Directors shall set the Company’s policy, supervise the execution of the functions and actions of the General Manager, and, within this, shall act and shall enjoy all the authorities detailed in section 92 of the Companies Law. In addition, any authority not granted in the Companies Law or in these Articles to another organ may be exercised by the Board of Directors, in addition to the authorities and functions of the Board of Directors in accordance with the content of any law.

4.2	Appointment of Board of Directors and Cessation of Office Thereof

4.2.1	The number of Directors in the Company shall be determined from time to time by the Annual Meeting, provided that this shall not be fewer than 5 and not more than ~~11~~7 Directors, including External Directors (if any were elected). The number of External Directors in the Company shall not be less than the number determined in the Companies Law.

4.2.2

~~Other than External Directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law), t~~The Directors in the Company, excluding the External Directors, shall be elected at an Annual Meeting by vote of a shareholders’ resolution and shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III~~serve in their office until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles or any law, whichever is the earlier~~. The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective.

(i)    The term of office of the initial Class I directors shall expire at the first Annual Meeting to be held following the approval of this provision and when their successors are elected and qualified;

(ii)   The term of office of the initial Class II directors shall expire at the first Annual Meeting following the Annual Meeting referred to in clause (i) above and when their successors are elected and qualified; and

(iii)  The term of office of the initial Class III directors shall expire at the first Annual Meeting following the Annual Meeting referred to in clause (ii) above and when their successors are elected and qualified.

At each Annual Meeting, commencing with the Annual Meeting to be held following the approval of this provision (anticipated to be in 2026), each of the successors elected to replace the directors of a Class whose term shall have expired at such Annual Meeting shall be elected to hold office until the third Annual Meeting next succeeding his or her election (or re-election) and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve subject to Article 4.2 hereof until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

If the number of Directors (excluding External Directors, if any were elected) that comprise the Board of Directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

4.2.3	In addition to the content of Article 4.2.2 above, the Board of Directors is entitled to appoint a Director in place of a Director, other than an External Director, whose position has become vacant, or appoint new additions to the Board of Directors up to the maximum number of Directors set forth in Article 4.2.1 above. The appointment of a Director by the Board of Directors shall remain valid through the ~~next Annual Meeting~~ remaining period of time during which the Director whose service has ended would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number set forth in Article 4.2.1 above, the Board of Directors shall determine at the time of appointment, the class, pursuant to Article 4.2.2, to which the additional director is assigned~~or until the Director shall cease to serve in their office in accordance with the provisions of these Articles or of any law, whichever is the earlier~~.

4.2.4	A Director whose period of office has expired may be reelected; an External Director may be reelected for additional periods of office in strict accordance with the provisions of the Companies Law.

4.2.5	The office of a Director shall commence on the date of appointment or on a later date, if so determined in the decision of appointment, in accordance with Article 4.2.2 or Article 4.2.3 above.

4.2.6	The Board of Directors shall elect one of its members as the chairperson of the Board of Directors. The elected chairperson shall run the meetings of the Board of Directors and shall sign the minutes of the discussion. If no chairperson is elected, or if the chairperson of the Board of Directors is not present after 15 minutes from the time set for the meeting, the Directors present shall choose one of their number to serve as the chairperson at that meeting, and the chosen member shall run the meeting and sign the minutes of the discussion.

4.2.7	The chairperson of the Board of Directors shall not be the General Manager of the Company or a relative thereof unless the conditions stipulated in section 121(C) of the Companies Law apply.

4.2.8	The General Meeting is entitled to ~~transfer~~ remove any Director (other than an External Director) from their office prior to the end of the period of their office, whether the Director was appointed thereby in accordance with Article 4.2.2 above or was appointed by the Board of Directors in accordance with Article 4.2.3 above due to “Cause”, provided that the Director shall be given a reasonable opportunity to state their case before the General Meeting. For this purpose “Cause” shall mean (a) gross negligence or willful misconduct in the performance of the Director’s duties; (b) breach of fiduciary duty, trust, or loyalty to the Company; (c) conviction of, or plea of guilty or no contest to, a felony or any crime involving moral turpitude or fraud; (d) material violation of Company policy or applicable law; or (e) any act or omission that materially harms or could reasonably be expected to materially harm the Company’s business or reputation. In such instance,

4.2.9	Any Director is entitled, with the agreement of the Board of Directors and subject to the provisions of the Companies Law, to appoint a substitute for themselves (a “Substitute Director”), provided that a person who is not competent shall not be appointed to serve as a Substitute Director, nor a person who has been appointed as a Substitute Director for another Director and/or a person who is already serving as a Director in the Company, and further provided that a Substitute Director must posses the same qualifications as required of the appointing Director.

The appointment or cessation of office of a Substitute Director shall be made in a written document signed by the Director who appointed him; in any case, however, the office of a Substitute Director shall be terminated if one of the cases stipulated in the paragraphs in Article 4.2.10 below shall apply, or if the office of the member of the Board of Directors for whom he serves as a substitute shall become vacant for any reason.

A Substitute Director is considered tantamount to a Director and all the legal provisions and the provisions of these Articles shall apply, with the exception of the provisions regarding the appointment and/or dismissal of a Director as established in these Articles.

4.2.10	The office of a Director shall become vacant in any of the following cases:

4.2.10.1	The Director ~~He~~ resigns from ~~his~~ office by means of a letter signed in his hand, submitted to the Company and detailing the reasons for his resignation;

4.2.10.2	The Director ~~He~~ is removed from ~~his~~ office by the General Meeting in accordance with Article 4.2.8 above;

4.2.10.3	The Director ~~He~~ is convicted of an offense as stated in section 232 of the Companies Law;

4.2.10.4	In accordance with the decision of the administrative enforcement committee, as stated in section 232A of the Companies Law;

4.2.10.5	In accordance with a court decision as stated in section 233 of the Companies Law;

4.2.10.6	The Director~~He~~ is declared legally incompetent or died;

4.2.10.7	The Director ~~He~~ is declared bankrupt and, if the Director is a corporation – it opted for voluntary liquidation or a liquidation order was issued against it.

4.2.11	In the event that the position of a Director becomes vacant, the remaining Directors shall be entitled to continue to act, provided the number of Directors remaining shall not be less than the minimum number of Directors as stated above in Article 4.2.1. If the number of Directors falls below the above-mentioned minimum number, the remaining Directors shall be entitled to act solely in order to fill the place of the Director that has become vacant as stated in Article 4.2.3 above, or in order to convene a General Meeting of the Company, and pending the convening of the General Meeting of the Company as stated they may act to manage the Company’s affairs solely in matters that cannot be delayed.

4.2.12	The conditions of office of the members of the Board of Directors shall be authorized in accordance with the provisions of the Companies Law.

4.2.13	Notwithstanding anything to the contrary herein, Articles 4.2.1., 4.2.2, 4.2.3 and 4.2.10.2 above may only be amended, replaced or suspended by a resolution adopted at an Annual Meeting by (i) during the first three years following February 3, 2026, the affirmative vote of at least 95% of the ordinary shares represented at a meeting of shareholders (whether in person, by proxy, or via the ISA’s electronic voting system) and voting on the matter; and (ii) thereafter, the affirmative vote of at least 65% of the ordinary shares represented at a meeting of shareholders (in person, by proxy, voting instruction form or via the electronic voting system of the Israel Securities Authority) voting on the proposal.

4.2.14	Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors, if so elected, shall be only in accordance with the applicable provisions set forth in the Companies Law.

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Appendix B

Amendment to Schedule A of the Indemnification Agreement

The following Section 26 is proposed to be added to Schedule A of the Indemnification Agreement between the Company and each of its directors and Mr. Oren Hershkovitz, the Company’s Chief Executive Officer.

“26. Actions or claims related to the Company’s activities involving digital assets and corporate treasury management, including, without limitation: (a) the investment, holding, trading, or management of digital assets, cryptocurrencies, tokens, or other blockchain-based assets, including decisions about treasury management, custody, or use of exchanges and wallets; (b) technical or operational events affecting the Company’s digital assets, such as changes or updates to a blockchain network (“protocol changes”), the creation of new versions of a cryptocurrency (“forks”), the free distribution of new tokens (“airdrops”), security breaches, or similar incidents, and any decisions made in response to them; (c) compliance with applicable laws and regulations relating to digital assets, including anti-money-laundering, sanctions, tax, securities, and financial-reporting requirements; (d) the engagement, oversight, or performance of third-party service providers involved in digital-asset or treasury activities, such as custodians, exchanges, or advisors; and (e) cybersecurity incidents, data breaches, or unauthorized access involving the Company’s digital-asset or treasury systems, and the establishment or oversight of related risk-management and liquidity policies.”

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B-1